FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Best Hole Drilled to Date at Island Gold (71.21 g/t Au
(39.24 g/t cut) over 21.33 m true width), Extending High-Grade Gold
Mineralization Down-Plunge from Existing Mineral Resources

Toronto, Ontario (June 15, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from surface and underground exploration drilling at the Island Gold mine, further extending high-grade gold mineralization in Island East and West. All reported drill widths are true width of the mineralized zones, unless otherwise stated.

•Island East: high-grade gold mineralization extended 20 metres (“m”) east from the nearest Inferred Mineral Resource block, over significantly greater widths. This included the best hole drilled to date, 45 m down-plunge from the previous best surface directional hole MH25-04 (28.97 g/t Au (27.96 g/t cut) over 21.76 m). MH25-08 and the previously reported MH25-04 have true widths approximately four times greater than the average width of the large high-grade Inferred Resource block up-plunge, demonstrating the zone has widened in this area. New highlights include:

•71.21 g/t Au (39.24 g/t cut) over 21.33 m (MH25-08); and
•34.87 g/t Au (34.87 g/t cut) over 5.98 m (MH25-07).

•Island West: underground directional drilling extended high-grade gold mineralization 50 m below the nearest Inferred Mineral Resource block and partially closed the 185 m gap between two high-grade Inferred Mineral Resource blocks. New highlights include:

•31.58 g/t Au (28.74 g/t cut) over 2.43 m (740-471-41).

Note: Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to 185 g/t Au for the Island East Area, and 225 g/t for Island Main and West.

“Over the past year, ongoing exploration success has driven another one million ounce increase in Mineral Reserves and Resources at Island Gold and returned the two best intersections to date. We expect these new results to drive further Mineral Resource growth in one of the highest grade portions of the ore body. This already large Mineral Resource block in Island East is in proximity to the planned shaft and remains open laterally and down-plunge demonstrating further significant upside to the Phase III Expansion,” said John A. McCluskey, President and Chief Executive Officer.

2021 Exploration Drilling Program – Island Gold Mine

A total of $25 million is budgeted in 2021 for surface and underground exploration at Island Gold, up from $13 million spent in 2020. The focus remains on continuing to define new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone, as well as advancing and evaluating several regional targets. The 2021 exploration budget includes 27,500 m of surface directional drilling, 24,000 m of underground directional drilling, 28,000 m of underground exploration drilling, and 900 m of underground exploration development to extend drill platforms on the 620, 790, and 840-levels. A 25,000 m regional exploration drill program is also planned in 2021, significantly larger than in previous years.

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A total of 6,683 m of surface directional diamond drilling, 3,233 m of underground directional drilling and 8,948 m of standard underground exploration diamond drilling has been completed as of May 31, 2021. Assays remain pending on a significant portion of this drilling; however, the turnaround time from assay laboratories has improved over the past several weeks.

New highlight intercepts can be found in Tables 1 and 2, and in Figures 1 and 2 at the end of this news release.

Island East

Surface Directional Drilling

Surface directional drilling continues to extend high-grade gold mineralization beyond Mineral Resource blocks in the lower portions of Island East with drill hole spacing ranging from 50 m to 100 m (Figures 1 and 2).

New highlights from the drilling program include (E1E-Zone) (Table 1):

•71.21 g/t Au (39.24 g/t cut) over 21.33 m (MH25-08); and
•34.87 g/t Au (34.87 g/t cut) over 5.98 m (MH25-07).

Drillhole MH25-08 (71.21 g/t Au (39.24 g/t cut) over 21.33 m) intersected significantly wider, high-grade mineralization 45 m and 80 m from previously reported drillholes MH25-04 (28.97 g/t Au (27.96 g/t cut) over 21.76 m) and MH25-05 (54.18 g/t Au (33.12 g/t cut) over 6.54 m), respectively.

In addition, drillhole MH25-08 extended high-grade mineralization 20 m east of the existing Inferred Mineral Resource block which contained 1,309,700 ounces, grading 18.26 g/t Au (2.23 million tonnes) as of December 31, 2020. Using the cut weighted gold grade for metal factor calculation, drillhole MH25-08 (71.21 g/t Au (39.24 g/t cut) over 21.33 m) is the best hole drilled to date at Island Gold in terms of gold content for a drill hole intersect. Drillhole MH25-07 (34.87 g/t Au (34.87 g/t cut) over 5.98 m) also further extended high-grade mineralization at Island East, intersecting high-grade mineralization 60 m above MH25-04, and 40 m from the nearest Inferred Mineral Resource block.

Underground Exploration Drilling

Underground drilling from the 840-level exploration drift continues to extend high-grade mineralization and close the gap between Mineral Reserves and Resources in the upper and middle portions of Island East (between depths of 850 m and 1,100 m). New highlights include (E1E-Zone) (Table 2):

•8.88 g/t Au (8.88 g/t cut) over 8.45 m (840-584-03); and
•16.75 g/t Au (16.75 g/t cut) over 2.64 m (840-590-10).

Island West

Underground directional drilling extended high-grade mineralization 50 m beyond existing Mineral Resources and partially closed the 185 m gap between Inferred Mineral Resource blocks in Island West which contained 454,300 ounces, grading 15.83 g/t Au (0.9 million tonnes) as of December 31, 2020. New highlights include (Table 1 and Figure 1):

•31.58 g/t Au (28.74 g/t cut) over 2.43 m (740-471-41).

Qualified Persons

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Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).

Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Chief Geologist at the Island Gold Mine and a Qualified Person within the meaning of NI 43-101.

Quality Control

Alamos Gold maintains an internal QA/QC program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.

Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and delivered to Laboratoire Expert Inc. in Rouyn-Noranda, Québec or to AGAT Laboratories in Thunder Bay, Ontario.

Gold is analyzed by a one assay-ton fire assay (29.16 grams) with an Atomic Absorption (AA) finish. Samples greater than 6.8 g/t are re-analyzed using gravimetric finish methods. Laboratoire Expert Inc. has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.

The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The QA/QC procedures are more completely described in the Technical Report filed on SEDAR August 31, 2020.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking

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statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, “focus”, "estimate", or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. In particular, this news release contains forward-looking statements including, without limitation, with respect to the 2021 surface exploration drilling program at the Island Gold mine, the estimation of Mineral Resources, exploration results, potential mineralization, changes in Mineral Resources and Mineral Reserves, Island Gold’s Phase III expansion and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.

Such factors and assumptions underlying the forward-looking statements in this news release include: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations, failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase III Expansion Project at the Island Gold mine; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.

For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.

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Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Surface and Underground Directional Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Island West @ 225 g/t Au; Island East @ 185 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
740-471-41	C	Island West	634.05	641.00	6.95	2.43	31.58	28.74	1295
MH25-07	E1E	Island East	1,562.90	1,569.30	6.40	5.98	34.87	34.87	1373
MH25-08	E1E	Island East	1,589.80	1,614.90	25.10	21.33	71.21	39.24	1455
MH26-02	E1E	Island East	1,536.00	1,539.90	3.90	3.41	4.97	4.97	1445
MH26-03	E1E	Island East	1,551.70	1,558.40	6.70	4.78	6.52	6.52	1470

Table 2: Island Gold – Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Western and Main Extension areas @ 225 g/t Au; Eastern Extension area @ 185 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
620-623-11	E1E	Island East	98.95	101.4	2.45	2.11	3.21	3.21	506.21
840-584-03	E1E	Island East	175.73	187.4	11.67	8.45	8.88	8.88	923.15
840-590-06	E1E	Island East	134.4	137.5	3.1	2.59	3.2	3.2	870.36
840-590-10	E1E	Island East	173.9	177.4	3.5	2.64	16.75	16.75	928.36
840-602-20	E1E	Island East	144.2	147.3	3.1	2.41	8.18	8.18	906.62
840-602-32	E1E	Island East	186.5	194.1	7.6	4.53	4.63	4.63	950.18

Table 3: Surface and underground directional drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)	Comments
740-471-38	85	-38	588	690297	5351608	-369
740-471-39A	108	-75	550	690297	5351608	-369	Cut from 740-471-39 at 450 m
740-471-41	126	-62	810	690297	5351608	-369
740-471-42B	148	-67	330	690297	5351608	-369	Cut from 740-471-42 at 519 m
MH24-03	338	-77	968	692027	5351126	395	Cut from MH24-02 at 756 m
MH25-07	335	-80	1306	692314	5351074	398	Cut from MH25-06 at 894 m
MH25-08	335	-80	778	692314	5351074	398	Cut from MH25-07 at 933 m
MH26-02	338	-79	1305	692210	5351208	394	Cut from MH26-01 at 495 m
MH26-03	338	-79	894	692210	5351208	394	Cut from MH26-02 at 911 m
MH27-01	338	-76	2075	692344	5351146	392
Note: UTM mine surface elevation 382 m

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Table 4: UG Exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
620-623-12	161	26	144	691707	5352177	-207
620-623-16A	169	6	144	691735	5352189	-207
840-584-02	159	-5	228	691378	5351957	-456
840-584-03	159	-28	267	691378	5351957	-457
840-590-04	167	-5	189	691442	5351957	-454
840-590-06	161	-15	210	691442	5351957	-454
840-590-08	147	-15	219	691442	5351957	-454
840-590-09	144	-24	234	691442	5351957	-454
840-590-10	164	-32	237	691442	5351957	-454
840-602-16	166	-5	183	691562	5351985	-453
840-602-20	166	-30	216	691562	5351985	-453
840-602-22	151	-5	186	691561	5351984	-453
840-602-32	180	-37	234	691560	5351985	-453
Note: UTM mine surface elevation 382 m

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Figure 1: Island Gold Mine Longitudinal

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Figure 2: Island Gold Mine Main and East Areas – Surface and Underground Directional Drilling Results

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